NEWS RELEASE 08-27	NOV. 12, 2008

FRONTEER JV UPDATE: DRILLING BEGINS AT AGI DAGI GOLD PROJECT

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that Teck’s Turkish subsidiary (“TCAM”) has begun drilling at the companies’ Agi Dagi gold project, part of a newly developing gold and copper-gold mineral district in northwestern Turkey’s Biga region.

TCAM and Fronteer have 60%-40% joint ventures on a number of projects in this region, including two gold deposits (Agi Dagi and Kirazli) and a recently discovered copper-gold porphyry system (Halilaga). The companies have first-mover status in the region, having collectively consolidated a prominent land position over several years. The region is geopolitically stable and supported by excellent project infrastructure, including road accessibility and access to power and water.

All three systems are robust and open for expansion.

AGI DAGI

Agi Dagi consists of two separate resource areas, referred to as the Deli and Baba Zones, which occur at either end of a five-kilometre-long northeast trending ridge. TCAM has commenced an eight hole, 3,200-metre drill program at Agi Dagi to test for possible peripheral porphyry-style copper-gold mineralization at depth and additional high-sulphidation gold mineralization on the property.

The Deli and Baba Zones currently have a combined NI 43-101 gold-equivalent resource estimate of 1.33 million ounces gold equivalent (measured and indicated), along with 756,000 ounces inferred. A total of 373 drill holes, approximately 55,866 metres of drilling, have been completed at Agi Dagi.

HALILAGA

While still at a relatively early stage with 12 drill holes defining an area called the Central Zone (also known as the “Kestane Zone”), Halilaga has many of the hallmarks of a world-class, copper-gold deposit in terms of its size potential and current grade.

Halilaga is the first discovery of a porphyry copper-gold system in the Biga region, which has important implications for the overall prospectivity of this new mineral belt. It is widely recognized that high sulfidation and porphyry deposits are genetically and spatially linked, often occurring in clusters. As a result, the Company believes there is potential for additional discoveries in this region.

Year-to-date, 13 widely spaced drill holes have been completed on several large regional targets with similar geophysical and geochemical signatures as the Central Zone. Assay results are pending. An additional 1,200 metres of drilling on these targets is planned for the balance of 2008.

KIRAZLI

Located approximately 25 kilometres by paved road northwest of Agi Dagi, Kirazli consists of a single coherent resource area characterized by excellent near-surface gold and silver grades and significant high-grade expansion potential. The planned 2008 drill program has been postponed due to permitting delays. Kirazli has a NI 43-101 gold-equivalent resource estimate of 386,000 ounces (measured and indicated), along with 1.0 million ounces inferred. A total of 188 drill holes, for approximately 30,000 metres of drilling, have been completed at Kirazli.

RESOURCE TABLES

AGI DAGI / DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured Indicated Inferred	1,600,000 18,300,000 10,200,000	1.80 1.20 1.30	13.50 10.20 15.50	94,000 693,000 418,000	696,000 6,027,000 5,068,000	108,000 814,000 519,000

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

AGI DAGI / BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured Indicated Inferred	- 15,000,000 9,100,000	- 0.80 0.80	- 1.00 0.30	- 400,000 235,000	- 464,000 86,000	- 409,000 237,000

Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

KIRAZLI
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	Au Eq ozs
Measured Indicated Inferred	1,100,000 8,300,000 24,600,000	1.40 1.10 1.20	9.60 5.80 2.00	51,000 297,000 976,000	342,000 1,549,000 1,558,000	58,000 328,000 1,007,000

Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

LIQUIDITY

Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$84 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for Agi Dagi and Kirazli resource estimates. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. (moved) Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential for additional deposits, potential timing of drill programs and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.